Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Applied Minerals, Inc. (the “Company”) on Form S-1, to be filed on or about July 23, 2018, of our report dated April 17, 2018 on our audits of the consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the two-year period then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, NY

July 23, 2018